UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-33655

PARAGON SHIPPING INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 15, 2017, Paragon Shipping Inc. (the "Company") reconvened its 2017 annual meeting of shareholders (the "Annual Meeting") in Voula, Greece, pursuant to a Notice of Annual Meeting of Shareholders dated April 19, 2017, which Annual Meeting was called to order on May 31, 2017 and adjourned in order to permit additional time to solicit stockholder votes.

At the Annual Meeting, the following proposals, which are set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company's Proxy Statement sent to shareholders on or around April 21, 2017, were approved and adopted:

1.	To elect two Class A Directors and one Class B Director of the Company to serve until the 2020 Annual Meeting of Shareholders;

2.	To consider and vote upon a proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as our independent registered public accounting firm for the fiscal year ending December 31, 2017; and

3.	To grant discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock ratios within the range from 1-for-2 up to 1-for-1,000 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-1,000, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAGON SHIPPING INC.

Date: June 15, 2017	By: /s/ GEORGE SKRIMIZEAS George Skrimizeas Chief Operating Officer